Fourth Quarter and Full Year 2022 Financial Results Call March 23, 2023 CONFIDENTIAL & PRIVATE

Safe Harbor Statement

This presentation and the accompanying oral presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements regarding when jurisdictions in North America or elsewhere may launch online iGaming or sports betting and/or when affiliate marketing will be permitted in those states, how many M&A transactions we can execute in any given year, if any, the success of our new domains, our belief of our ability to perform at the start of new U.S. state launches, the success of our media partnerships, to repurchase of ordinary shares, our 2023 outlook, and future results of operations and financial position, whether we can sustain our organic growth and make accretive acquisitions, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," "could," "will," "would," "ongoing," "future" or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks uncertainties, contingencies, and changes in circumstances are discussed under "Item 3. Key Information - Risk Factors" in our annual report filed on Form 20-F for the year ended December 31, 2022 with the US Securities and Exchange Commission (the "SEC") on March 23, 2023, and our other filings with the SEC as such factors may be updated from time to time. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only.

Non-IFRS Financial Measures - Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted Operating Expense is a non-IFRS measure defined as operating expense excluding the fair value gain or loss related to contingent consideration. Adjusted Operating Profit is a non-IFRS financial measure defined as operating profit excluding the fair value gain or loss related to the contingent consideration.

Adjusted Net Income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration and unwinding of deferred consideration. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax charge, depreciation, and amortization Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluatingour performance.

With regards to forward-looking non-IFRS guidance, we are not able to reconcile the forward looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

For such non-IFRS information in this presentation, see the tables at the end of this presentation under "Appendix: Financial Tables" for reconciliations to the comparable IFRS numbers.

Gambling.com GROUP

2

Q4 Quarter Highlights Q4 Financial Results Full Year Financial Results 2023 Outlook Appendix AGENDA 3CONFIDENTIAL & PRIVATE 4 - 8 9 10 11 12 - 20

4 Fourth Quarter Highlights Named 2022 EGR Sports Affiliate of the Year (1) Represents a non-IFRS financial measure. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers • Total revenue grew 107% to $21.3 million • Adjusted EBITDA(1) of $6.9 million, margin of 32% • Operating cash flow of $6.2 million • New Depositing Customers increased 193% to more than 82,000 compared to 28,000 in Q4 2021

5 Industry-Leading Organic Revenue Growth Sources: Publicly Traded Peers 1, 2 and 3 (Nasdaq Sw eden) Company's filings. 10% 8% 18% 50% Peer 1 Peer 2 Peer 3 Gambling.com Group Organic Revenue CAGR (2017 – 2021) -4% 11% 34% 39% Peer 1 Peer 2 Peer 3 Gambling.com Group FY 2022 YoY Organic Revenue Growth • In FY 2022, Gambling.com Group’s organic revenue growth was 39% compared to -4%, 11% and 34% for Publicly Traded Peers 1, 2 and 3. • Gambling.com Group has grown organic revenue at a compounded annual rate of 50% since 2017. That compares to 10%, 8% and 18% for Publicly Traded Peers 1, 2 and 3, respectively. • Our organic growth strategy involves prioritizing investments in our internal systems, products and teams. • We expect our premier, branded websites built on our proprietary technology systems will continue to deliver market leading organic growth.

6 Fourth Quarter Drivers Named 2022 EGR Sports Affiliate of the Year 544% 342% 299% 364% Q1 Q2 Q3 Q4 2022 YoY North America Revenue Growth by Quarter• North American revenue grew 364% to $10.0 million • Successful new market launch in Maryland and tailwinds from recent Kansas launch • UK and Ireland revenue increased 54% year over year to an all-time quarterly record … again • Contribution from the acquisition of BonusFinder ahead of plan and acceleration of performance marketing revenues from RotoWire

7 Diversified Portfolio of Premium Digital Media Assets: Partners Map represents notable w ebsites and is not an exhaustive list of all partner assets

8All w ebsites listed here are w holly ow ned by Gambling.com Group Diversified Portfolio of Premium Digital Media Assets: Owned

9 Q4 2022 Financial Results(1) (1) This table contains non-IFRS financial measures. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers. 2022 2021 Change Revenue (millions) $21.3 $10.3 107% Cost of Sales (millions) $0.6 $— 100% Operating Expense (millions) $21.0 $9.7 117% Operating Profit (Loss) (millions) $(0.3) $0.6 (149)% Net Income (Loss) (millions) $(4.4) $0.9 (609)% Net Income (Loss) per Diluted Share $(0.12) $0.02 (687)% Adjusted Operating Expense (millions) $16.7 $9.7 73% Adjusted Operating Profit (millions) $4.0 $0.6 544% Adjusted Net Income (Loss) (millions) $(0.01) $0.9 (102)% Adjusted Net Income per Diluted Share $— $0.02 (102)% Adjusted EBITDA (millions) $6.9 $1.8 278% Adjusted EBITDA Margin (% of Revenue) 32% 18% Cash from Operations (millions) $6.3 $1.2 432% Capital Expenditures (millions) $5.8 $3.0 (94%) Free Cash Flow (millions) $0.5 $(1.8) 125% New Depositing Customers (thousands) 82 28 193%

10 Full Year 2022 Financial Results(1) (1) This table contains non-IFRS financial measures. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers. 2022 2021 Change Revenue (millions) $76.5 $42.3 81% Cost of Sales $3.0 $— 100% Operating Expense (millions) $71.7 $30.9 132% Operating Profit (millions) $1.9 $11.4 (84)% Net Income (millions) $2.4 $12.5 (81)% Net Income per Diluted Share $0.06 $0.37 (86)% Adjusted Operating Expense (millions) $60.2 $30.9 95% Adjusted Operating Profit $12.7 $11.4 12% Adjusted Net Income (millions) $14.2 $12.5 14% Adjusted Net Income per Diluted Share $0.37 $0.37 —% Adjusted EBITDA (millions) $24.1 $18.4 31% Adjusted EBITDA Margin (% of Revenue) 31% 43% Cash from Operations (millions) $18.8 $14.0 34% Capital Expenditures (millions) $9.3 $5.6 (67)% Free Cash Flow (millions) $9.5 $8.4 12% New Depositing Customers (thousands) 273 117 133%

11 FY 2023 Outlook (1) • For 2022, revenue is expected to be in the range of $93-97 million, which implies growth of 22- 27% • For 2022, Adjusted EBITDA is expected to be in the range of $32-36 million, which implies growth of 33-50% Low Midpoint High FY 2022 Revenue (millions) $93.0 $95.0 $97.0 $76.5 Adjusted EBITDA (millions) $32.0 $34.0 $36.0 $24.1 Adjusted EBITDA Margin 34% 36% 37% 31% (1) This table contains non-IFRS financial measures. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers.

12CONFIDENTIAL & PRIVATE Appendix: Financial Tables

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(USD in thousands, except per share amounts)

	Three Months Ended December 31,		Change	Three Months Ended December 31,	Change	Year Ended December 31,		Change	Year Ended December 31,	Change
	2022	2021	%	2021	%	2022	2021	%	2021	%
Revenue	21,349	10,291	107%	9,188	132%	76,507	42,323	81%	37,746	103%
Cost of sales	-629	—	100%	—	100%	-2,959	—	100%	—	100%
Gross profit	20,720	10,291	101%	9,188	126%	73,548	42,323	74%	37,746	95%
Sales and marketing expenses	-9,401	-4,632	103%	-4,135	127%	-33,740	-14,067	140%	-12,546	169%
Technology expenses	-2,208	-1,190	86%	-1,062	108%	-6,764	-3,947	71%	-3,520	92%
General and administrative expenses	-5,201	-3,877	34%	-3,461	50%	-19,519	-13,014	50%	-11,607	68%
Movements in credit losses allowance and write-offs	102	31	229%	28	264%	-796	97	-921%	87	-1015%
Fair value movement on contingent consideration	-4,317	—	100%	—	100%	-10,852	—	100%	—	100%
Operating profit	-305	623	-149%	558	-155%	1,877	11,392	-84%	10,160	-82%
Finance income	—	1,145	-100%	780	-100%	2,322	2,581	-10%	2,302	1%
Finance expenses	-4,434	-457	870%	-166	2571%	-1,299	-1,809	-28%	-1,613	-19%
Income before tax	-4,739	1,311	-461%	1,172	-504%	2,900	12,164	-76%	10,849	-73%
Income tax (charge) credit	330	-444	-174%	-396	-183%	-510	289	-276%	258	-298%
Net income for the period attributable to shareholders	-4,409	867	-609%	776	-668%	2,390	12,453	-81%	11,107	-78%
Other comprehensive income (loss)										
Exchange differences on translating foreign currencies	9,095	-1,825	-598%	-1,629	-658%	-4,793	-4,812	0%	-4,292	12%
Total comprehensive income (loss) for the period attributable to shareholders	4,686	-958	-589%	-853	-649%	-2,403	7,641	-131%	6,815	-135%

Gambling.com GROUP

13

14 Condensed Consolidated Statements of Financial Position (USD in thousands) DECEMBER 31, DECEMBER 31, 2022 2021 ASSETS Non-current assets Property and equipment 714 569 Right-of-use assets 1,818 1,465 Intangible assets 88,521 25,419 Deferred compensation cost 29 — Deferred tax asset 5,832 7,028 Total non-current assets 96,914 34,481 Current assets Trade and other receivables 12,222 5,497 Inventories 75 — Cash and cash equivalents 29,664 51,047 Total current assets 41,961 56,544 Total assets 138,875 91,025 EQUITY AND LIABILITIES Equity Share capital — — Capital reserve 63,723 55,953 Treasury shares -348 — Share options and warrants reserve 4,411 2,442 Foreign exchange translation reserve -7,075 -2,282 Retained earnings 26,398 23,796 Total equity 87,109 79,909 Non-current liabilities Other payables 290 — Deferred consideration 4,774 — Contingent consideration 11,297 — Lease liability 1,518 1,286 Deferred tax liability 2,179 — Total non-current liabilities 20,058 1,286 Current liabilities Trade and other payables 6,342 3,291 Deferred income 1,692 — Deferred consideration 2,800 — Contingent consideration 19,378 — Other liability 226 — Borrowings and accrued interest — 5,944 Lease liability 554 393 Income tax payable 716 202 Total current liabilities 31,708 9,830 Total liabilities 51,766 11,116 Total equity and liabilities 138,875 91,025

15 Condensed Consolidated Statements of Cash Flows (Unaudited) (USD in thousands) Three Months Ended December 31, Year Ended December 31, 2022 2021 2022 2021 Cash flow from operating activities Income before tax -4,739 1,311 2,900 12,164 Finance (income) expenses, net 4,434 -688 -1,023 -772 Adjustments for non-cash items: Depreciation and amortization 1,401 600 6,959 2,401 Movements in credit loss allowance and write-offs -102 -31 796 -97 Fair value movement on contingent consideration 4,317 — 10,852 — Share option charge 814 529 3,214 1,995 Warrants repurchased — — -800 — Income tax paid -628 -807 -1,444 -2,092 Other — — — 70 Cash flows from operating activities before changes in working capital 5,497 914 21,454 13,669 Changes in working capital Trade and other receivables -907 193 -5,838 -549 Trade and other payables 1,673 70 3,214 877 Inventories -75 — -75 — Cash flows generated by operating activities 6,188 1,177 18,755 13,997 Cash flows from investing activities Acquisition of property and equipment — -78 -330 -305 Acquisition of intangible assets -5,824 -2,910 -8,958 -5,269 Acquisition of subsidiaries, net of cash acquired — — -23,411 — Cash flows used in investing activities -5,824 -2,988 -32,699 -5,574 Cash flows from financing activities Issue of ordinary shares — — — 39,060 Equity issue costs — — — -3,150 Treasury shares acquired -348 — -348 — Repayment of borrowings -6,000 — -6,000 — Interest paid -99 -124 -458 -509 Principal paid on lease liability -75 -66 -315 -225 Interest paid on lease liability -47 -45 -189 -188 Cash flows (used in) generated by financing activities -6,569 -235 -7,310 34,988 Net movement in cash and cash equivalents -6,205 -2,046 -21,254 43,411 Cash and cash equivalents at the beginning of the period 35,092 53,160 51,047 8,225 Net foreign exchange differences on cash and cash equivalents 777 -67 -129 -589 Cash and cash equivalents at the end of the period 29,664 51,047 29,664 51,047

16 Earnings Per Share Three Months Ended December 31, Reporting Currency Change Constant Currency Change Year Ended December 31, Reporting Currency Change Constant Currency Change 2022 2021% % 2022 2021% % Net income for the period attributable to shareholders -4,409 867 -609% -668% 2,390 12,453 -81% -78% Weighted-average number of ordinary shares, basic 36,467,603 33,806,422 8% 8% 35,828,204 30,886,559 -16% -16% Net income per share attributable to shareholders, basic -0.12 0.03 -500% -700% 0.07 0.4 -83% -81% Net income for the period attributable to shareholders -4,409 867 -609% -668% 2,390 12,453 -81% -78% Weighted-average number of ordinary shares, diluted 38,242,898 36,712,375 4% 4% 38,212,108 33,746,536 -13% -13% Net income per share attributable to shareholders, diluted -0.12 0.02 -700% -700% 0.06 0.37 -84% -82%

17 Adjusted Operating Expense and Adjusted Operating Profit Reconciliation Three Months Ended December 31, Year Ended December 31, 2022 2021 2022 2021 (in thousands USD, unaudited) (in thousands USD, unaudited) Revenue 21,349 10,291 76,507 42,323 Less Cost of sales (629) — — (2,959) — Less Adjusted operating expenses (16,707) (9,668) (60,818) (30,931) Adjusted operating profit 4,012 623 12,729 11,392 Three Months Ended December 31, Year Ended December 31, 2022 2021 2022 2021 (in thousands USD, unaudited) (in thousands USD, unaudited) Operating expenses (1) 21,025 9,668 71,671 30,931 Fair value movement on contingent consideration (4,317) — (10,852) — Adjusted operating expenses 16,707 9,668 60,190 30,931 (1) Operating expenses are defined as sales and marketing expenses, technology expenses, general and administrative expenses, movements in credit losses allow ances and w rite-offs, and fair value movements on contingent considerations.

Adjusted Net Income and Adjusted Net Income Per Share Reconciliation

	Three Months Ended December 31,		Reporting Currency Change	Constant Currency Change	Year Ended December 31,		Reporting Currency Change	Constant Currency Change
	2022	2021	%	%	2022	2021	%	%
Net income for the period attributable to shareholders	-4,409	867	-609%	-668%	2,390	12,453	-81%	-78%
Fair value movement on contingent consideration[1]	4,317	—	100%	100%	10,852	—	100%	100%
Unwinding of deferred consideration [1]	77	—	100%	100%	325	—	100%	100%
Employees' bonuses related to acquisition[1]	628	—	100%	100%	628	—	100%	100%
Adjusted net income for the period attributable to shareholders	613	867	-29%	-21%	14,195	12,453	14%	28%
Weighted-average number of ordinary shares, basic	36,467,603	33,806,422	8%	118%	35,828,204	30,886,559	16%	16%
Net income per share attributable to shareholders, basic	-0.12	0.03	-500%	-700%	0.07	0.4	-83%	-81%
Effect of adjustments for fair value movements on contingent consideration, basic	0.11	0	100%	100%	0.3	0	100%	100%
Effect of adjustments for unwinding on deferred consideration, basic	0	0	100%	100%	0.01	0	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.01	0	100%	100%	0.02	0	100%	100%
Adjusted net income per share attributable to shareholders, basic	0.02	0.03	-33%	— %	0.4	0.4	0%	11%
Weighted-average number of ordinary shares, diluted	38,242,898	36,712,375	4%	4%	38,212,108	33,746,536	13%	13%
Net income per share attributable to ordinary shareholders, diluted	-0.12	0.02	-700%	-700%	0.06	0.37	-84%	-82%
Adjusted net income per share attributable to shareholders, diluted	0.02	0.02	— %	— %	0.37	0.37	0%	12%

(1) There is no tax impact from fair value movement on contingent consideration and unwinding of deferred consideration.

Gambling.com GROUP

18

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Reporting Currency Change %	Constant Currency Change %	Year Ended December 31, 2022	Year Ended December 31, 2021	Reporting Currency Change %	Constant Currency Change %
	(in thousands USD, unaudited)				(in thousands USD, unaudited)			
Net income for the period attributable to shareholders	-4,409	867	-609%	-668%	2,390	12,453	-81%	-78%
Add back (deduct):								
Interest expenses on borrowings and lease liability	150	164	-8%	3%	646	668	-3%	8%
Income tax charge (credit)	-330	444	-174%	-183%	510	-289	-276%	-298%
Depreciation expense	43	52	-17%	-7%	190	176	8%	21%
Amortization expense	1,358	548	148%	178%	6,769	2,225	204%	241%
EBITDA	-3,188	2,075	-254%	-272%	10,505	15,233	-31%	-23%
Share option charge	814	529	54%	72%	3,214	1,995	61%	81%
Fair value movement on contingent consideration	4,317	—	100%	100%	10,852	—	100%	100%
Unwinding of deferred consideration	77	—	100%	100%	325	—	100%	100%
Foreign currency translation gains (losses), net	4,293	-874	-591%	-650%	-2,097	-1,540	36%	53%
Other finance results	-86	22	-491%	-530%	103	100	3%	16%
Accounting and legal fees related to offering	—	—	— %	0%	—	963	-100%	-100%
Employee bonuses related to the offering	—	—	— %	0%	—	1,085	-100%	-100%
Acquisition related costs (1)	—	520	-100%	100%	539	520	4%	16%
Employees' bonuses related to acquisition	628	—	100%	100%	628	—	100%	100%
Adjusted EBITDA	6,855	2,272	202%	323%	24,069	18,356	31%	47%

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Reporting Currency Change %	Constant Currency Change %	Year Ended December 31, 2022	Year Ended December 31, 2021	Reporting Currency Change %	Constant Currency Change %
	(in thousands, USD, unaudited)				(in thousands, USD, unaudited)			
Revenue	21,349	10,291	107%	132%	76,507	42,323	81%	103%
Adjusted EBITDA	6,855	2,272	202%	323%	24,069	18,356	31%	47%
Adjusted EBITDA Margin	32%	22%			31%	43%		

n/m = not meaningful

1. The acquisition costs are related to the business combinations of the Group.

Gambling.com GROUP

19

20 Free Cash Flow Reconciliation (1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets. Three Months Ended December 31, Change Year Ended Change December 31, 2022 2021% 2022 2021% (in thousands USD, unaudited) (in thousands USD, unaudited) Cash flows generated by operating activities 6,188 1,177 426% 18,755 13,997 34% Capital Expenditures (1) -5,824 -2,988 -95% -9,288 -5,574 -67% Free Cash Flow 364 -1,811 -120% 9,467 8,423 12%